UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark one)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number 001-35914

MURPHY USA INC. SAVINGS PLAN
(Full title of the Plan)

MURPHY USA INC.
(Name of issuer of securities held pursuant to Plan)

200 Peach Street, El Dorado, Arkansas	71730-5836
(Address of issuer's principal executive office)	(Zip Code)

Murphy USA Inc. Savings Plan
Table of Contents

Report of Independent Registered Public Accounting Firm	3

Report of Independent Registered Pubic Accounting Firm	5

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	7

Notes to Financial Statements	8

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2023	12

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or not required.

Signature	13

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm
Exhibit 23.2: Consent of Independent Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Murphy USA, Inc. Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Murphy USA Inc. Savings Plan (the "Plan") as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter
As further discussed in Note 1 to the financial statements, effective January 1, 2023, the Murphy USA Inc. Profit Sharing Plan and the Quick Chek Corporation 401(k) Savings and Retirement Plan merged into the Plan. Our opinion is not modified with respect to this matter.

Supplemental Information
The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP
Metairie, Louisiana
June 28, 2024

We have served as the Plan’s auditor since 2024. Partners of Postlethwaite & Netterville, APAC joined EisnerAmper LLP in 2023. Postlethwaite & Netterville, APAC had served as the Plan’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Murphy USA, Inc. Savings Plan
El Dorado, Arkansas

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Murphy USA Inc. Savings Plan (the Plan) as of December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company's Plan auditor since 2020.

/s/ POSTLETHWAITE & NETTERVILLE, APAC

Metairie, Louisiana
June 22, 2023

Murphy USA Inc. Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

Assets	2023	2022
Investments
Common stock	$42,825,623	$—
Registered investment companies	234,368,830	—
Common/collective trusts	14,471,282	—
Beneficial interest in Master Trust net assets available for benefits (See Note 2)	—	172,090,751
Total investments	291,665,735	172,090,751

Receivables
Profit sharing contributions	12,485,719	7,651,738
Notes receivable from participants	6,760,520	4,358,642
Total receivables	19,246,239	12,010,380

Net assets available for benefits	$310,911,974	$184,101,131

See accompanying notes to financial statements, page 8

Murphy USA Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

Investment income:
Dividends and Interest Income	$6,587,341
Net appreciation in fair value of investments	40,524,603
Total investment income	47,111,944

Interest income from notes receivable	385,917

Contributions:
Employer	21,810,007
Employee	13,126,323
Rollover from other plans	2,083,829
Total contributions	37,020,159

Total additions	84,518,020

Administrative fees, net	(354,327)
Benefits paid directly to participants	(30,135,876)
Total deductions	(30,490,203)

Net change for the year	54,027,817

Mergers from other plans	72,783,026

Net assets available for benefits at beginning of the year	184,101,131
Net assets available for benefits at end of the year	$310,911,974

 See accompanying notes to financial statements, page 8

Murphy USA Inc. Savings Plan
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Murphy USA Inc. Savings Plan ("the Plan") have been prepared on the accrual basis of accounting and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Significant Provisions

The Plan was adopted effective August 31, 2013 to cause the accounts of all Murphy USA employees which were previously held by the Thrift Plan for Employees of Murphy Oil Corporation to be transferred to the Plan for employees of Murphy USA Inc. and its subsidiaries, all of which were 100% vested on the date the assets were transferred to the Plan and its related trust.

The Plan was amended and restated effective January 1, 2023, when the Murphy USA Inc. Profit Sharing Plan and the QuickChek Corporation 401(k) Savings and Retirement Plan merged with and into the Plan, with the Plan being the sole surviving plan. Effective January 1, 2023, the Master Trust was terminated and a Trust Fund was established to receive contributions and pay benefits under the Plan concurrently with the mergers of the Murphy USA Inc. Profit Sharing Plan and QuickChek Corporation 401(k) Savings and Retirement Plan into the Plan. Prior to the merger, the Plan and the Murphy USA Inc. Profit Sharing Plan were participating entities in the Murphy USA Inc. Savings and PS Plans Master Trust with assets held by Fidelity Management Trust Company.

Salary Deferral Contributions, Employee Contributions, Rollover Contributions and Matching Employer Contributions are always 100% vested. Annual Retirement Contributions vest after three years of credited employment service and Discretionary Employer Contribution Accounts after one year of credited employment service. Employees are fully vested in their accounts upon their death, disability, or attaining age 65 while remaining in active employment with the employer.

The following is a summary of certain information related to the Plan, which is sponsored by Murphy USA Inc. ("Murphy") and administered by Murphy's Employee Benefits Committee ("the Committee"). The Plan documents should be referred to for a complete description of the Plan's provisions.

Eligible employees as defined in the Plan Document of the Employer may participate in the Plan and may enroll the first of the month after their hire date and are age 21 or older. Employer means Murphy USA Inc and any other entity that adopts the Plan for the benefit of its Eligible Employees including Murphy Oil USA, Inc. and QuickChek Corporation (identified herein collectively as the Companies and individually as the Company.)

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A.Salary Deferral Contribution Accounts - pre-tax contributions and Roth after-tax contributions made through salary deferral elections, up to a maximum of 40% of base pay for the year, but not to exceed $22,500 annually in 2023.

B.Matching Employer Contribution Account - Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of eligible compensations made to the Salary Deferral Account (including any Catch-up Contribution).

C.Annual Retirement Contribution Account - discretionary contributions made to the Plan by an Employer that is based on a percentage of your Eligible Compensation

D.Rollover Contribution Account - contributions made by an employee to the Plan of an eligible rollover distribution from a prior qualified retirement plan.

E.Catch-Up Contribution Account - contributions made by eligible employees who have attained age 50 by the end of the calendar year and have made the maximum amount of Salary Deferral Contributions permitted by the Plan, and can be either Pre-tax contributions or after-tax Roth contributions, up to a maximum of 40% of base pay for the year, but not to exceed $7,500 for 2023.

F.Discretionary Employer Contributions Account - contributions made by the Employer which are determined at the discretion of the Employer.

G.Employee Contributions Account - after-tax contributions made to the Plan before January 1, 2023, that was not a Salary Deferral Contribution.

H.Transfer Contributions Account - contributions made on behalf of an employee which constitute the employee's entire interest transferred from another qualified defined contribution plan.

I.Qualified Non-Elective Contributions Account - employer contributions (other than any matching contributions) which are allocated to a participant's Qualified Non-elective Contribution Account, which may not elect to receive in cash until distributed from the Plan and which are subject to special distribution restrictions

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

A withdrawal from either a Salary Deferral Contribution Account or Catch-Up Contribution Account is not permissible except (1) upon a finding that a hardship exists as defined by federal tax regulations, (2) upon the attainment of age 59½ or (3) upon termination.  A withdrawal from a Rollover Contribution Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  A participant may have one general-purpose loan and one residential loan outstanding at any one time.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $3.75 quarterly maintenance fee.  Interest rates on outstanding loans at December 31, 2023 ranged from 3.25% to 9.50%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Investment Options

Each Plan participant may invest contributions in one or more of 30 investment options within the Plan. A participant determines how each of his or her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be a minimum of 1% of the account balance.

Income Recognition

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's eligible earnings.  For the period from January 1, 2023 to December 31, 2023 these contributions were $21,810,007.

The Companies may make, at their discretion, contributions to the Annual Retirement Contribution Account component of the Plan. For employees hired or reemployed after January 1, 2023 and field employees and QuickChek employees who were hired before January 1, 2023, the Annual Retirement Contribution will be equal to 3% multiplied by the eligible Participant's eligible compensation for that Plan year while the existing Plan members retain the previous structure. With respect to a legacy retail store manager as of the last day of the Plan year, the Annual Retirement Contribution will be equal to 5%, and for legacy corporate employees the rate will be determined based on the participant's attained whole years of age and attained whole years of vesting service determined as of the first day of the Plan year. The percentage of compensation to be contributed is determined by the sum of those two numbers. If the sum is (1) less than 50, the applicable rate is 5.0%, (2) 50 but less than 70, the applicable rate is 7.0%, and (3) 70 and higher, the applicable rate is 9.0%. For a given Plan Year, employees become eligible for the Annual Retirement Contribution, if any, as of the later of the date the employee attains age 21 or the date on which the eligible employee completes 12 months of vesting service and must be actively employed by the Company on the last day of a Plan Year. For the period from January 1, 2023 to December 31, 2023 these contributions were $12,485,719, which is net of forfeitures applied of $587,000 and will be funded in 2024. Therefore, this amount is recorded as a receivable from the Plan sponsor.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration, at its discretion, and if not paid by Murphy are paid by the Plan or by participants' fees.

Revenue sharing arrangements between the Plan's investment funds and the Plan's trustee are not used to pay the Plan's administrative expenses, but rather are credited into the accounts of the participants invested in the respective investment funds which generated such amounts. The revenue sharing credits are reported net of administrative fees in investment income.

Plan Termination

Although it has not expressed an intention to do so, Murphy USA Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Forfeited Accounts

Forfeitures may arise if a participant's separation from service occurs before the three-year vesting period for the Annual Retirement Contribution Accounts and the one-year vesting period for the Discretionary Employer Contribution Accounts. Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies. Forfeited non-vested amounts were used to reduce employer contributions by $587,000, for the 2023 Plan year. At December 31, 2023, there were $476,597 funds in forfeited non-vested accounts and at December 31, 2022, there were $391,004. Additionally, on January 1, 2023, the forfeited non-vested account balances of the Murphy USA Inc. Profit Sharing Plan and the QuickChek Corporation 401(k) Savings and Retirement Plan of $532,712 and $2,281, respectfully, were transferred to the Plan.

2. Interest in Master Trust

At December 31, 2022, the Plan's investments were held in a master trust which was established for the investment of assets of the Plan and Murphy USA Inc. Profit Sharing Plan (another Murphy USA Inc. sponsored retirement plan). Each participating retirement plan had a divided interest in the master trust. the assets of the Master Trust were held by Fidelity Management Trust Company ("Trustee"). Investments and the income therefrom, were allocated to participating plans based on each plan's participation in the investment options within the master trust.

Effective January 1, 2023, the Master Trust was terminated and converted to a trust associated with one employer plan concurrently with the mergers of the Murphy USA Inc. Profit Sharing Plan and Quick Chek Corporation 401(k) Savings and Retirement Plan into the Plan.

The following table presents the net assets of the Master Trust at December 31, 2022 by type of investment.

	2022
Investments at fair value	Master Trust Balances	Plan's Interest in Master Trust Balances
Common Stock
Murphy USA Inc.	$31,241,714	$31,214,131
Murphy Oil Corporation	2,434,542	2,418,945
Common stock	33,676,256	33,633,076
Common/collective trust	10,017,743	9,501,697
Registered investment companies	138,502,358	128,955,978
Net assets	$182,196,357	$172,090,751

On January 1, 2023, the net assets of the Master Trust were transferred to the Plan upon the termination of the Master Trust.

3. Risk and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2023 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

4. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. ("FIIOC") handles record keeping and administration of the Plan.  Certain of the Plan's investment options are in shares in registered investment companies managed by Fidelity Management & Research Company ("FMRC").  FIIOC and FMRC are both affiliates of Fidelity Management Trust Company ("FMTC"), who is the Trustee for the Plan and also manages the Managed Income Portfolio I.  FMRC's fees were deducted from the earnings of the mutual funds it manages.   The Plan paid $656,214 in trustee and administrative fees to FMTC and FIIOC in 2023 for the Savings Plan.  For the year ended December 31, 2023, the Savings Plan earned $301,887 in revenue sharing credits.

In addition, the Plan provides for investment in Murphy USA Inc. and Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions.  Contributions into Murphy USA Inc. Common Stock totaled $3,268,817 for the year ended December 31, 2023, while distributions out of Murphy USA Inc. Common Stock totaled $2,887,381. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

5. Income Taxes

In an opinion letter dated March 23, 2018, the Internal Revenue Service informed the Company that the Plan was designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the letter however, the Committee believes that the Plan continues to meet the necessary requirements of Section 401(a) of the Internal Revenue Code and accordingly, is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code.

The Plan's management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2023 or December 31, 2022. The Plan is subject to routine examinations by taxing jurisdictions; however there are currently no examinations for any tax periods in progress.

6. Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits. The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the actual transfer date. There were no such transfers during the years ended December 31, 2023 and 2022.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2023 and 2022.

Common stocks - valued at the closing sales price reported on the recognized securities exchange on which the individual securities are traded.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

Registered investment companies - valued at quoted market prices which represent the net asset value of shares held by the Plan.

Common/collective trust ("CCT") - valued at the net asset value of units of a collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying assets. The CCT has no redemption notice period for participant-directed withdrawals, but does have a 90 day restriction for amounts transferred to a competing fund. Withdrawals directed by the Plan Sponsor must be preceded by 12 months written notice to the Trustee.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Recurring Measurements

The following tables presents by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2023.

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
December 31, 2023	Fair Value	(Level l)	(Level 2)	(Level 3)
Common stock	$42,825,623	$42,825,623	$—	$—
Registered investment companies and other receivables	234,368,830	234,368,830	—	—
	277,194,453	277,194,453	—	—
Common/collective trust funds measured at Net Asset Value	14,471,282
Total investments at fair value	$291,665,735

Murphy USA Inc. Savings Plan
Notes to Financial Statements

The following tables presents by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2022.

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
December 31, 2022	Fair Value	(Level l)	(Level 2)	(Level 3)
Common stock	$33,676,256	$33,676,256	$—	$—
Registered investment companies and other receivables	138,502,358	138,502,358	—	—
	172,178,614	172,178,614	—	—
Common/collective trust funds measured at Net Asset Value	10,017,743
Total investments at fair value	$182,196,357

The above tables do not include notes receivable from participants in the amount of $6,760,520 for 2023 and $4,358,642 for 2022.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023 and 2022, to Form 5500:

	2023	2022
Net assets available for benefits per the financial statements	$310,911,974	$184,101,131
Contract to fair value adjustment for common collective trust	(641,902)	—
Net assets available per Form 5500	$310,270,072	$184,101,131

The following is a reconciliation of net increase in net assets available for benefits per the financial statements at December 31, 2023, to Form 5500:

2023
Net increase in net assets available for benefits per the financial statements	$54,027,817
Contract to fair value adjustment for common collective trust end of year	(641,902)
Net increase in net assets available per Form 5500	$53,385,915

8. Subsequent Event

On February 28, 2024, the Plan was amended, primarily to make mandatory changes as required by the SECURE Act 2.0 of 2022, some of which were effective January 1, 2023. Other immaterial changes were also adopted with various effective dates of January 1, 2024 or January 1, 2025.

Murphy USA Inc. Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
EIN: 46-2279221
Plan No. 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	Current value

	Registered investment companies
	FMI LARGE CAP	Mutual fund	$16,362,331
	PIMCO INCOME INST	Mutual fund	5,070,993
	TRP BLUE CHIP GROWTH	Mutual fund	11,081,510
	TRP DIV GROWTH	Mutual fund	8,812,323
	VANG STRATEGIC EQ	Mutual fund	3,706,616
	VULCAN VP SM CAP INV	Mutual fund	1,757,490
*	FIDELITY DIVERSIFIED INTL	Mutual fund	6,115,735
*	FIDELITY FREEDOM INCOME	Mutual fund	2,475,468
*	FIDELITY FREEDOM 2010	Mutual fund	105,702
*	FIDELITY FREEDOM 2020	Mutual fund	4,198,101
*	FIDELITY FREEDOM 2030	Mutual fund	22,215,848
*	FIDELITY FREEDOM 2040	Mutual fund	21,772,050
*	FIDELITY FREEDOM 2005	Mutual fund	215,227
*	FIDELITY FREEDOM 2015	Mutual fund	357,081
*	FIDELITY FREEDOM 2025	Mutual fund	12,888,994
*	FIDELITY FREEDOM 2035	Mutual fund	21,944,517
*	FIDELITY FREEDOM 2045	Mutual fund	18,166,606
*	FIDELITY FREEDOM 2050	Mutual fund	14,136,039
*	FIDELITY US BOND IDX	Mutual fund	6,414,014
*	FIDELITY 500 INDEX	Mutual fund	25,279,649
*	FIDELITY FREEDOM 2055	Mutual fund	10,144,028
*	FIDELITY MID CAP IDX	Mutual fund	10,888,052
*	FIDELITY SM CAP IDX	Mutual fund	3,474,658
*	FIDELITY INTL INDEX	Mutual fund	2,420,217
*	FIDELITY FREEDOM 2060	Mutual fund	3,340,161
*	FIDELITY FREEDOM 2065	Mutual fund	1,025,420
	Total registered investment companies		234,368,830

	Common/collective trusts
	RT NY LIFE AA CL 0	Common/collective trust	3,195,626
*	MIP CL 1	Common/collective trust	10,633,754
	Total common/collective trusts		13,829,380

	Murphy Oil Corporation Common Stock	Common stock	2,296,219

*	Murphy USA Inc. Common Stock	Common stock	40,529,404

*	Notes receivable from participants	Interest rates ranging from 3.25% to 9.50%, maturities through November 2038	6,760,520
			$297,784,353
(*) Party-in-interest
(d) Cost omitted as the Plan does not have non-participant directed accounts.

Murphy USA Inc. Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly  caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MURPHY USA INC. SAVINGS PLAN

Date:	June 28, 2024	By: /s/ Celeste Jackson
Celeste Jackson
Vice President, Human Resources and
Chair of Employee Benefits Committee, Murphy USA Inc.